[Letterhead of Simpson Thacher & Bartlett LLP]

September 15, 2014

VIA COURIER AND EDGAR

Re:	Medley Management Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on September 11, 2014
File No. 333-198212

Christian Windsor, Esq.
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Windsor:

On behalf of Medley Management Inc., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its Class A common stock, marked to show changes from Amendment No. 2 to the Registration Statement filed on September 11, 2014. The Registration Statement has been revised to update the presentation of pro forma earnings per share information based on discussion with the Staff and to reflect certain other changes.

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Securities and Exchange Commission	-2-	September 15, 2014

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Suzanne Hayes

Kevin W. Vaughn

Yolanda Trotter

Eric Envall

Medley Management Inc.

John Fredericks

Skadden, Arps, Slate, Meagher & Flom LLP

Phyllis G. Korff

David J. Goldschmidt